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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 6-K/A

                              AMENDMENT NO. 1 TO

                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         For the Month of August 2000

                           PEAK INTERNATIONAL LIMITED
             (Exact name of Registrant as specified in its charter)


                               44091 Nobel Drive
                                 P.O. Box 1767
                               Fremont, CA 94538
             (Address of registrant's principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F   x       Form 40-F
                                -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes            No   x
                                 _____         -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______
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     Peak International Limited files the following exhibit as part of this
Report, which is incorporated by reference into this Report:

     Exhibit 99 Copy of amended Proxy Statement, dated August 14, 2000, issued by Peak International Limited, updating the number of shares and percentage of class owned by each beneficial owner in the section entitled "Principal Shareholders," and making no other changes.
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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              PEAK INTERNATIONAL LIMITED



                              By: /s/ Calvin L. Reed
                                  ----------------------------------------------
                                  Name:   Calvin L. Reed
                                  Title:  President and Chief Executive Officer

Date:  August 29, 2000